Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30	Year Ended December 31
($ in millions)	2014	2013	2012	2011(1)	2010	2009
Earnings:
Earnings from continuing operations before income taxes	$428	$394	$241	$(4)	$199	$168
Amortization of Capitalized Interest	1	2	2	3	4	3
Interest Capitalized	(1)	—	(2)	(2)	(3)	(8)
Net adjustment for earnings from affiliates	1	2	2	—	—	—
Fixed Charges:
Interest expensed and capitalized, including amortization of debt issuance	84	118	119	106	43	44
Portion of rental expenses on operating leases deemed to be representative of the interest factor (2)	11	15	15	15	15	16
Total Earnings	$524	$531	$377	$118	$258	$223
Fixed Charges:	$95	$133	$134	$121	$58	$60
Ratio of earnings to fixed charges	5.5	4.0	2.8	1.0	4.4	3.7

(1) For the year ended December 31, 2011, the company recorded a non-cash goodwill impairment charge of $290 million.
(2) The proportion of rental expense deemed to be representative of the interest factor is one third.